Exhibit 2.2

AMENDMENT NO. 1 TO SHARE PURCHASE AGREEMENT

This Amendment No.1 (this “Amendment”) to the Share Purchase Agreement, dated as of April 15, 2005 (the “Share Purchase Agreement”), by and among SiRF Technology Holdings, Inc., a Delaware corporation (“Purchaser”), Tomas Melander (“Melander”) and the other persons and entities listed on Schedule I thereto (together with Melander, the “Shareholders”), is made and entered into as of April 28, 2005, by and between Purchaser and Melander, acting on behalf of the Shareholders in his capacity as the Shareholders’ Representative. Capitalized terms used and not otherwise defined in this Amendment are used herein as defined in the Share Purchase Agreement.

WITNESSETH:

WHEREAS, in accordance with Section 9.3 of the Share Purchase Agreement, Purchaser and the Shareholders’ Representative desire to amend certain provisions of the Share Purchase Agreement, as set forth below.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Amendment to Section 1.3(a)(i)(A). Section 1.3(a)(i)(A) of the Share Purchase Agreement is hereby amended and restated in its entirety as follows:

“(A) The Closing Cash Payment shall be an aggregate of $20,542,299, prior to the payment by the Shareholders of expenses incurred and to be incurred in connection with the Agreement in accordance with Section 6.3, allocated according to the following: (1) $12,998,159 in cash to the Investors as set forth in Schedule II attached hereto, (2) $3,694,215 in cash to the Founders as set forth in Schedule II attached hereto, (3) $1,375,076 in cash to the Employees as set forth in Schedule II attached hereto, and (4) $2,474,849 in cash to the Board Adviser as set forth in Schedule II attached hereto. Schedule II sets forth the number of Company Shares sold by each Investor, Founder, Employee and the Board Adviser in exchange for the Cash Payment.”

2. Amendment to Section 1.3(a)(ii)(C). Section 1.3(a)(ii)(C) of the Share Purchase Agreement is hereby amended and restated in its entirety as follows:

“(C) The additional Cash Payment under (A) above shall in no event exceed $1,847,107.50 in the aggregate, or $68.41 per Company Share held by the Founders listed under the heading “Company Shares Exchanged for Cash” in Schedule II hereto, and the additional Cash Payment under (B) above shall in no event exceed $1,847,107.50 in the aggregate, or $68.41 per Company Share held by the Founders listed under the heading “Company Shares Exchanged for Cash” in Schedule II hereto. Thus, the total Cash Payment shall in no event exceed $24,236,514. Furthermore, the receipt of any Additional Cash Payment will be subject to the condition that the Founder is still employed by the Company, Purchaser or a Subsidiary of Purchaser, unless the employment has been terminated by the Company or Purchaser other than on grounds that would qualify as grounds for termination for personal reasons (Sw: “personliga skäl”) or dismissal (Sw: “avsked”) under the Swedish Act on Employment Protection (Sw: “Lagen om anställningsskydd”), which grounds, for the avoidance of doubt, shall not include redundancy (Sw: “arbetsbrist”), regardless of whether the particular Founder is covered by the Swedish Act on Employment Protection and the Company or Purchaser shall always have an obligation to state the grounds for termination of an employment in writing to a Founder, on the first or second anniversary of the Closing Date, as applicable; provided, however, that if a Founder dies or becomes unable to perform his duties due to “Disability” (which shall mean a condition disabling the individual from taking active part in the Company, to such extent that the individual is entitled to disability pension (Sw: “Förtidspension”) according to the Swedish Act on Social Insurance (Sw: “Socialförsäkringslagen”)) prior to the first or second anniversary of the Closing Date then the Additional Cash Payments, if any, that would have been payable to the Founder had the Founder been employed on such date, shall be paid to the Founder’s legal heirs or to the Founder, respectively.”

3. Amendment to Section 1.3(b). Section 1.3(b) of the Share Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b) Company Shares Bought Against Consideration Paid through Issuance of Purchaser Shares. Of the Company Shares, Purchaser will further purchase the remaining 32,025 shares from the Founders and Employees against consideration paid with (i) $0.0001 in cash per Company Share and (ii) through the issuance of the number of shares (the “Purchaser Shares”) of common stock, $0.0001 par value per share, of Purchaser (“Purchaser Common”) having an aggregate market value of $7,388,414 to the Founders and the number of shares having an aggregate market value of $1,375,070 to the Employees, as set forth in Schedule II attached hereto. Schedule II sets forth the number of Company Shares sold by each Founder and Employee in exchange for Purchaser Shares. All of such Purchaser Shares shall be placed in the Share Reserve (defined in Section 1.5) as set forth in Section 1.5.”

4. Amendment to Schedule II. Schedule II of the Share Purchase Agreement is hereby amended and restated in its entirety as attached hereto as Exhibit A and all references to “Schedule II” in the Share Purchase Agreement shall hereby be deemed to refer to Exhibit A hereto.

5. Full Force and Effect. Except as modified, amended or supplemented above, all rights, terms and conditions of the Share Purchase Agreement shall remain in full force and effect.

6. Effect of Amendment. This Amendment is an amendment to the Share Purchase Agreement. Unless the context of the Amendment otherwise requires, the Share Purchase Agreement and this Amendment shall be read together and shall have effect as if the provisions of the Share Purchase Agreement and this Amendment were contained in one agreement. After the effective date of this Amendment, all references in the Share Purchase Agreement to the “Share Purchase Agreement,” “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Share Purchase Agreement shall mean the Share Purchase Agreement as amended by this Amendment.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of Sweden, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8. Arbitration

(a) Any dispute, controversy or claim arising out of or in connection with this Amendment, or the breach, termination or invalidity hereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitration tribunal shall be composed of three arbitrators. The place of arbitration shall be Stockholm. The language to be used in the arbitral proceedings shall be English.

(b) In addition to what is set out in Section 8(a) above, the Shareholders’ Representative, on behalf of the Shareholders, expressly agrees that Purchaser shall be entitled to initiate either arbitral or court proceedings against a Shareholder in order to enforce any arbitration award, decision or judgment rendered in accordance with Section 8(a) above in any court or arbitrator with jurisdiction in the matter under applicable laws, and for the avoidance of doubt Purchaser shall in such case not be obliged to initiate such arbitral or court proceedings against any other Shareholder.

(c) In arbitral proceedings, each party shall appoint one arbitrator. Where there are multiple parties on either side, the multiple parties, jointly, shall appoint one arbitrator. If such multiple parties are respondent and would fail to make such joint appointment within 30 days from receipt of the notice with request for arbitration, the Arbitration Institute of the Stockholm Chamber of Commerce shall make the appointment for that side. The chairman shall be appointed by the Arbitration Institute of Stockholm Chamber of Commerce. The chairman shall be a present or retired Swedish Supreme Court justice or a present or retired Swedish Appeal Court judge or a present member of the Swedish Bar Association, which membership has lasted more than five years.

(d) Unless otherwise required by law (including, without limitation, securities laws) or, as to Purchaser, the rules and regulations of the Nasdaq National Market, the parties to this Agreement undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Subject to the limitations described in this Section 8(d), information covered by the confidentiality undertaking in this Section 8(d) may not, in any form, be disclosed by either party to a third party without the prior written consent of the other party.

9. Counterparts. This Amendment may be executed in counterparts, and when so executed, each counterpart shall be deemed to be an original, and said counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Purchaser and the Shareholders’ Representative have caused this Amendment to be executed, all as of the date second written above.

PURCHASER:

SIRF TECHNOLOGY HOLDINGS, INC.

By:	/s/ Walter D. Amaral
Name:	Walter D. Amaral
Title:	Chief Financial Officer

SHAREHOLDERS’ REPRESENTATIVE:

/s/ Tomas Melander
Tomas Melander, as the
Shareholders’ Representative

EXHIBIT A

(See attached)